Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

Williston Holding Company, Inc.,

a Nevada corporation,

as Purchaser,

and

Kona Grill, Inc., a Delaware corporation, Kona Restaurant Holdings, Inc., a Delaware corporation, Kona Sushi, Inc., an Arizona corporation, Kona Macadamia, Inc., a Delaware corporation, Kona Texas Restaurants, Inc., a Texas corporation, Kona Baltimore, Inc., a Delaware corporation, Kona Grill International Holdings, Inc., a Delaware corporation, Kona Grill International, Inc., an Arizona corporation, and Kona Grill Puerto Rico, Inc., an Arizona corporation, as Sellers

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is made and entered into as of May 13, 2019 (the “Effective Date”) by and among Kona Grill, Inc., a Delaware corporation, Kona Restaurant Holdings, Inc., a Delaware corporation, Kona Sushi, Inc., an Arizona corporation, Kona Macadamia, Inc., a Delaware corporation, Kona Texas Restaurants, Inc., a Texas corporation, Kona Baltimore, Inc., a Delaware corporation, Kona Grill International Holdings, Inc., a Delaware corporation, Kona Grill International, Inc., an Arizona corporation, and Kona Grill Puerto Rico, Inc., an Arizona corporation (each of the foregoing a “Seller” and collectively, the “Sellers”) and Williston Holding Company, Inc., a Nevada corporation (the “Purchaser”). Sellers and Purchaser are sometimes collectively referred to as the “Parties.”

RECITALS

The Parties hereby acknowledge that:

A.     Sellers are engaged in the business of owning and operating 27 restaurants in 17 states and Puerto Rico (such restaurants located in such states, the “Restaurants” and such business as conducted in such states, the “Business”).

B.     Each of Sellers has filed Petitions initiating Chapter 11 bankruptcy cases which are being jointly administered under Case No. 19-10953 (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. Sections 101 et seq. (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

C.     On the terms and conditions of this Agreement, and pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, Sellers wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers, certain of the assets and properties of Sellers relating to the Business, and the assumption and assignment of certain executory contracts and unexpired leases pursuant to the terms hereof, all in the manner and subject to the terms and conditions set forth herein and in accordance with Sections 105, 363 and 365 of the Bankruptcy Code (such transactions, the “Contemplated Transactions”).

AGREEMENT

In consideration of their respective covenants set forth herein, the Parties agree as follows:

1.	Transfer of Assets.

1.1     Purchase and Sale of Assets. On the Closing Date and on the terms and conditions hereinafter set forth in this Agreement and pursuant to sections 363 and 365 of the Bankruptcy Code and the Sale Order, Sellers shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire, accept and receive from Sellers, free and clear of all Encumbrances to the extent provided in the Sale Order, all of each Seller’s respective right, title and interest as of the Closing Date in and to the following assets and properties used primarily by Sellers in connection with the operation of the Acquired Restaurants, including the Schedules referenced herein, other than any Excluded Assets (such assets and properties described below, other than the Excluded Assets, are collectively referred to herein as the “Purchased Assets”):

(a)     all Furniture and Equipment;

(b)     all Inventory that is located at (or in transit to) any of the Acquired Restaurants as of the Closing Date, other than alcoholic beverage inventories in jurisdictions where the Law does not permit Purchaser to take title to such inventories in general or does not permit Purchaser to take title to such inventories until Purchaser obtains the requisite Liquor License Approvals from the relevant Governmental Body; provided, however, Sellers shall transfer, assign, convey and deliver to Purchaser such alcoholic beverage inventories in each instance upon issuance of the relevant Liquor License Approval or other authorization from the relevant Governmental Body (whichever occurs first), and all rights of Sellers to take delivery of any Inventory ordered by Sellers before the Closing Date for delivery to any of the Acquired Restaurants, which Inventory has not been delivered as of the Closing Date;

(c)     all Restaurant Petty Cash;

(d)     all Large Party Deposits;

(e)     all Intangible Property Assets, including, but not limited to, those identified on Schedule 1.1(e) hereto;

(f)     any interest of Sellers under the Restaurant Leases and the Other Contracts that are described on Schedule 1.1(f) hereto (collectively, the “Purchased Contracts”), including, without limitation, credits, deposits and prepaid amounts of Sellers with respect to the Purchased Contracts as of the Closing Date subject to the provisions of Section 2.8 hereof;

(g)     to the extent transferable and assignable, all of Sellers’ interest in those Business Permits and all Liquor Licenses held by Sellers that are described on Schedule 1.1(g) hereto, in each case to the extent transferable, other than alcohol Business Permits (including Liquor Licenses) in jurisdictions where the law does not permit Purchaser to take title to such Business Permits until it obtains the requisite approvals from the pertinent Governmental Body; Sellers shall transfer, assign convey and deliver to Purchaser such Business Permits in each instance only upon issuance of the requisite approvals from the relevant Governmental Body;

(h)     all Receivables;

(i)     all books, records, files and papers of Sellers relating to the Business or the Purchased Assets, including equipment logs, operating guides and manuals, creative materials, advertising materials, promotional materials, studies, reports, correspondence, financial and accounting records, Tax records and other similar documents and records (all in the state in which such records and information currently exist) and all computers and other storage devices, wherever located, upon which such information resides (collectively, “Documents”) provided, however, for the avoidance of all doubt, the following items shall not be deemed “Documents,” but rather as Excluded Assets for all purposes hereof: (x) any such records that are prohibited for being transferred to Purchaser due to federal or state privacy laws and (y) any other of the foregoing which are subject to attorney-client or any other privilege;

(j)     to the extent transferable, all rights of Sellers under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold or services provided to any of Sellers with respect to the Acquired Restaurants or to the extent affecting any Purchased Assets or Purchased Contracts, other than any warranties, representations and guarantees pertaining to any Excluded Asset;

(k)     all rights, to the extent assignable, under any agreements in favor of any of Sellers or for the benefit of any of Sellers with current or former employees, contractors or third parties, with respect to confidentiality, non-disclosure, non-competition, non-solicitation, or other restrictive covenants, regardless of whether any such Person accepts an offer of employment from Purchaser, continues to perform services for Purchaser, or submits a bid for all or any portion of the Purchased Assets; and

(l)     Subject to the provisions of Section 2.8 below, all Claims for deposits and other prepaid amounts under any of the Purchased Contracts or held by any Utilities or trade vendors relating to any of the Acquired Restaurants; provided, however, any adequate assurance deposits paid to the provider of any Utilities or held by Sellers shall be Excluded Assets for purposes of this Agreement.

1.2     Excluded Assets. The Purchased Assets shall include only those assets and interests specifically listed in Section 1.1 above and shall in all events exclude all right, title or interest of any of Sellers in or to any of the following (collectively, the “Excluded Assets”):

(a)     all cash and cash equivalents of Sellers, other than Restaurant Petty Cash and Large Party Deposits;

(b)     any bank accounts of Sellers;

(c)     the Purchase Price and Sellers’ rights under this Agreement;

(d)     any Excluded Contracts, including any refund, rebate, credit or payment due to Sellers thereunder;

(e)     any Claims, other than as set forth in Section 1.1(j) and Section 1.1(l), and those arising post-Closing with respect to or in connection with any Purchased Asset;

(f)     all securities, whether capital stock or debt, and other ownership interests issued by any of Sellers;

(g)     all assets of any Section 401(k) or other Seller benefit plan;

(h)     all intercompany claims by any Seller against any other Seller or any Subsidiary or other Affiliate of any Seller;

(i)     any item expressly excluded pursuant to the provisions of Section 1.1 above;

(j)     all Avoidance Actions;

(k)     any premium refunds (including, without limitation, for any prepaid premiums) of Sellers arising from their insurance policies on account of reduction in workforce, liability coverage, and the like; and

(l)     except only as provided in Sections 1.1(f) and 1.1(l), all rights and Claims to deposits (including, without limitation, any cash collateral for any obligation of Sellers and all Post-Petition deposits made by Sellers), credits, prepaid amounts (including, without limitation, as to Taxes), refunds, reimbursements, vendor and other rebates, set-offs and similar rights and claims of Sellers, including, without limitation, any of the foregoing relating to any Contract other than the Purchased Contracts.

1.3     Executory Contracts

(a)     All Purchased Contracts (which, shall for the avoidance of doubt, include the Keen-Summit Agreement) shall be assumed by Sellers and assigned to Purchaser at the Closing. Any Contract of any Seller that is an Excluded Contract may be assumed or rejected by Sellers in Sellers’ sole discretion and shall be deemed an Excluded Asset.

(b)     As part of the Sale Motion, Sellers shall seek approval by the Bankruptcy Court of the sale, assumption and assignment by Sellers to Purchaser of all Purchased Contracts. Sellers shall serve the Sale Motion on all counterparties to all such Purchased Contracts along with a notice specifically stating that Sellers are or may be seeking the sale, assumption and assignment of such Purchased Contracts and shall notify such parties of the deadline for objecting to the Cure Costs. As part of the Sale Motion, Sellers shall seek authority to file with the Bankruptcy Court the list identifying the Purchased Contracts and the amounts necessary to cure defaults under each as determined by Sellers in accordance with Schedule 1.3(b) hereto, so as to enable any such party to object to the proposed Cure Costs and the Bankruptcy Court to determine such Cure Costs as promptly as reasonably possible. Purchaser may delete any Purchased Contract from Schedule 1.1(f) and Schedule 1.3(b) or add any Contract to Schedule 1.1(f) and Schedule 1.3(b) at any time no later than seven (7) days prior to the Closing Date, in each case by written notice to Sellers, but any such deletion or addition will not affect the Purchase Price. Notwithstanding anything herein to the contrary, if a Contract is added to Schedule 1.1(f) and/or Schedule 1.3(b) after the Sale Motion is filed, the assumption and assignment of any such Contract(s) shall not be a condition to Closing and may be effected on a post-Closing basis.

2.	Consideration.

2.1     Purchase Price(a)     . In consideration of the transfer of the Purchased Assets to Purchaser and the other undertakings set forth herein, the purchase price shall be Twenty Million Three Hundred Thousand and 00/100 Dollars ($20,300,000.00) (the “Purchase Price”) and shall be payable, as follows:

(b)     on the Effective Date, Purchaser shall deposit into an escrow (the “Escrow”) with counsel of the Sellers, which shall be held in a trust account (the “Escrow Holder”), an amount equal to Two Million Thirty Thousand and 00/100 Dollars ($2,030,000.00) (the “Deposit”) in immediately available, good funds of the United States of America (funds delivered in this manner are referred to herein as “Good Funds”), pursuant to joint escrow instructions to be delivered to the Escrow Holder on or before the Effective Date; and

(c)     on the Closing Date, Purchaser shall deliver the Cash Purchase Price, as forth in Section 3.3(c).

2.2     Disposition of Deposit at Closing, Etc.

(a)     At Closing, the Deposit shall be credited and applied toward payment of the Purchase Price.

(b)     Except as set forth in Section 2.2(c) hereof, if this Agreement terminates without a Closing, Purchaser shall be entitled to the return of the Deposit.

(c)     If this Agreement is terminated without a Closing by Sellers pursuant to Section 14.3(a) or by Purchaser other than in accordance with this Agreement, Sellers shall be entitled to the Deposit as liquidated damages. The Parties acknowledge and agree that if this Agreement is terminated as contemplated by Section 14.3(a) or by Purchaser other than in accordance with this Agreement, the actual damages incurred by Sellers will be difficult, if not impossible, to ascertain and accordingly, the Parties have provided for the liquidated damages provided above. This provision shall not be construed as a penalty, but as a bona fide attempt to establish an agreed upon measure of damages which Sellers will suffer as a result of such termination of this Agreement.

2.3     Assumed Liabilities.     As additional consideration for the transfer of the Purchased Assets to Purchaser over and above the Purchase Price, effective as of the Closing Date, Purchaser shall assume only the following Liabilities of Sellers (collectively, the “Assumed Liabilities”):

(a)     any obligation of Sellers to honor Gift Certificates that remain outstanding as of the Closing Date, whether or not such Gift Certificates were issued prior to or after the commencement of the Chapter 11 Cases of Sellers. A historical summary of all Sellers’ Liabilities relating to Gift Certificates is listed on Schedule 2.3(a); provided, however, the Purchaser’s assumption of the Liabilities arising from the Gift Certificates shall include all such Liabilities even if they are greater than the historical amounts on Schedule 2.3(a);

(b)     all Liabilities arising out of the ownership or operation of the Purchased Assets after the Closing Date;

(c)     all Liabilities of Sellers under any of the Purchased Contracts (which shall include, without limitation, all Cure Costs);

(d)     all Liabilities of Sellers under any Large Party Reservation relating to any Acquired Restaurant made with the payment of a Large Party Deposit at any time before the Closing Date and scheduled to be honored after the Closing Date;

(e)     all Liabilities of Sellers as of the Closing Date under Sellers’ “Konavores” customer loyalty program;

(f)     all environmental Liabilities arising after the Closing Date under federal, state and local law relating to or arising out of or in connection with the Purchased Assets;

(g)     accrued vacation, sick pay, and other paid time off of the Transferred Employees and all other restaurant level Business Employees that are not Transferred Employees as provided in Section 13.3, as such amounts may change (increase or decrease) in the ordinary course of the Business pending the Closing Date;

(h)     ordinary course payroll of Transferred Employees (i.e. paid in the ordinary course of the Sellers’ current payroll practices) coming due and payable after the Closing, which may be attributable in whole or in part to payroll periods preceding the Closing Date;

(i)     all Liabilities of Sellers for accrued sales, use and similar taxes as of the Closing; and

(j)     all post-Petition trade payables of the Business that come due after the Closing, including all credit card merchant fees, and post-Petition obligations to customers of Sellers for refunds, rebates, returns, discounts and the like as of the Closing Date, but in each of the foregoing cases described in this clause only to the extent the same were incurred by Sellers in the ordinary course of the Business from and after the commencement of the Chapter 11 Cases.

2.4     Excluded Liabilities.     Notwithstanding anything to the contrary contained in this Agreement, other than the Assumed Liabilities, Purchaser shall not be obligated to assume or to perform or discharge any Liability of Sellers (such Liabilities not assumed by Purchaser, the “Excluded Liabilities”), which Excluded Liabilities, for the avoidance of doubt, shall include, but are not limited to, those listed on Schedule 2.4 and the following:

(a)     Claims arising under Section 503(b)(9) of the Bankruptcy Code;

(b)     Claims or Liabilities arising on or before the Petition Date under the Perishable Agricultural Commodities Act, 7 U.S.C. §499a et seq., the Packers and Stockyards Act, 7 U.S.C. §181 et seq., or their state law correlates;

(c)     any costs or expenses incurred in connection with, or related to, the administration of the Chapter 11 Cases, including, without limitation, any accrued professional fees and expenses of attorneys, accountants, financial advisors and other professional advisors related to the Chapter 11 Cases;

(d)     all Liabilities and obligations under Sellers’ key employee retention plan; and

(e)     all Liabilities for the provision of notice or payment in lieu of notice and any applicable penalties under the WARN Act arising prior to the Closing Date or arising as a result of the Contemplated Transactions.

2.5     Payment of Cure Costs. All Cure Costs shall be the responsibility of Purchaser.

2.6     Transitional Matters. From and after Closing, Sellers shall retain full right and authority to use, enforce, pursue remedies and take actions with respect to any of the Excluded Assets.

(a)     From and after the Closing, Purchaser will retain and make available to Sellers or any trustee or other bankruptcy estate representative and their respective representatives acting on behalf of Sellers’ estates, during normal business hours and upon reasonable advance notice to Purchaser and for a period of one (1) year following the Closing Date, the Documents delivered by Sellers to Purchaser, if reasonably needed by Sellers for liquidation, winding up, Tax reporting or other proper purposes; provided, that Sellers will use reasonable efforts to retain copies of Documents, and the Parties otherwise will reasonably cooperate to minimize inconvenience to Purchaser. Further, during the same period, Purchaser shall promptly provide such reports as Sellers may reasonably request to facilitate Sellers’ post-Closing activities for the purposes described above in this Section 2.6(a) at Sellers’ cost.

(b)     Previously Omitted Contracts.

(i)     If, prior to or following Closing, it is discovered that a Contract should have been listed on Schedule 1.1(f) but was not listed on Schedule 1.1(f) (any such Contract, a “Previously Omitted Contract”), Sellers shall, promptly following the discovery thereof (but in no event later than five (5) Business Days following the discovery thereof), notify Purchaser in writing of such Previously Omitted Contract and all Cure Costs (if any) for such Previously Omitted Contract. Purchaser shall thereafter deliver written notice to Sellers, no later than five (5) Business Days following notification of such Previously Omitted Contract from Sellers, designating such Previously Omitted Contract as “Assumed” or “Rejected” (a “Previously Omitted Contract Designation”). A Previously Omitted Contract designated in accordance with this Section 2.6(b)(i) as “Rejected,” or with respect to which Purchaser fails to timely deliver a Previously Omitted Contract Designation, shall be an Excluded Contract.

(ii)     If Purchaser designates a Previously Omitted Contract as “Assumed” in accordance with Section 2.6(b)(i), (A) Schedule 1.1(f) shall be amended to include such Previously Omitted Contract and (ii) Sellers shall serve a notice (the “Previously Omitted Contract Notice”) on the counterparties to such Previously Omitted Contract notifying such counterparties of the Cure Costs with respect to such Previously Omitted Contract and Sellers’ intention to assume and assign such Previously Omitted Contract in accordance with this Section 2.6(b) with no adjustment to the Purchase Price. The Previously Omitted Contract Notice shall provide the counterparties to such Previously Omitted Contract with [seven (7)] days to object, in writing to Sellers and Purchaser, to the Cure Costs and the assumption, assignment and sale of the Previously Omitted Contract. If the counterparties, Sellers and Purchaser are unable to reach a consensual resolution with respect to the objection, Sellers will seek an expedited hearing before the Bankruptcy Court to determine the Cure Costs and approve the assumption, assignment and sale. If no objection is timely served on Sellers and Purchaser, Sellers shall seek an Order of the Bankruptcy Court fixing the Cure Costs and approving the assumption of the Previously Omitted Contract.

(c)     To the extent that the assignment to Purchaser of any Purchased Contract pursuant to this Agreement is not permitted without the consent of a third party, and such restriction cannot be effectively overridden or canceled by the Sale Order or other related order of the Bankruptcy Court, the Parties will use commercially reasonable efforts to obtain consent prior to the Closing. If such consent is not obtained by the Closing, each Seller will, with respect to each such Purchased Contract, from and after the Closing and until the earlier to occur of (x) the date on which such applicable consent is obtained and (y) the date on which such Seller liquidates and ceases to exist, use commercially reasonable efforts (subject to restrictions under law) during the term of such Purchased Contract to (i) provide to Purchaser the benefits under such Purchased Contract, (ii) cooperate in any reasonable and lawful arrangement (including holding such Purchased Contract in trust for Purchaser, pending receipt of the required consent) designed to provide such benefits to Purchaser, and (iii) enforce for the account of Purchaser any rights of such Seller under such Purchased Contract (including the right to elect to terminate such Purchased Contract in accordance with the terms thereof upon the direction of Purchaser). Purchaser will cooperate with the applicable Sellers in order to enable Sellers to provide to Purchaser the benefits contemplated by this Section 2.6(c). Sellers will pay any amount they would have been required to pay under any such Purchased Contract had the Purchased Contract been assigned (after obtaining the requisite consent) to Purchaser at the Closing in accordance with this Agreement; provided, however, in no event shall Sellers be required to bear or pay any fee or the like payable for any third party consent.

2.7     Purchase Price Allocation.     Not later than sixty (60) days following the Closing Date, Purchaser shall prepare and deliver to Sellers for their review and consideration a schedule (the “Allocation Schedule”) allocating the Purchase Price among the various assets comprising the Purchased Assets in accordance with Treasury Regulation 1.1060-1 (or any comparable provisions of state or local Tax law) or any successor provision. If Sellers disagree with or raise objections to the Allocation Schedule, Purchaser and Sellers will negotiate in good faith to resolve such objections. If the Parties are able to agree upon the allocation of the Purchase Price, Purchaser and Sellers shall report and file all Tax Returns (including any amended Tax Returns and claims for refund) consistent with such mutually agreed Purchase Price allocation, and shall take no position contrary thereto or inconsistent therewith (including in any audits or examinations by any Taxing authority or any other proceedings). Purchaser and Sellers shall file or cause to be filed any and all forms (including U.S. Internal Revenue Service Form 8594), statements and schedules with respect to such allocation, including any required amendments to such forms. If, on the other hand, the Parties are unable mutually to agree upon the manner in which the Purchase Price should be allocated, Purchaser and Sellers shall be free to make their own respective allocations of the Purchase Price for Tax purposes. Notwithstanding any other provisions of this Agreement, in the event the Parties mutually agree upon the allocation of the Purchase Price, the provisions of this Section 2.7 shall survive the Closing.

2.8     Apportionment. Before the Closing Date, Sellers and Purchaser shall make mutually satisfactory arrangements with respect to, or take readings or other measurements of, gas, water, electricity and other utilities at the Acquired Restaurants (the “Utilities”); provided, however, that to the extent any post-petition claims for Utilities services come due after the Closing, such claims shall be the responsibility of the Purchaser. On and as of the Closing, Sellers and Purchaser shall mutually determine (or, to the extent impractical, using the Parties’ best estimates as of the Closing Date), and Purchaser shall pay promptly to Sellers, the amount of any rebates under beverage and other supplier contracts relating to the Acquired Restaurants, and all amounts for Utilities, rent, common area expense, and real estate taxes arising out of or relating to the Acquired Restaurants therefor which were paid by Sellers in respect of any period following the Closing.

3.	Closing Transactions

3.1     Closing. The closing of the Contemplated Transactions (the “Closing”) shall take place at 10:00 a.m. on or before the third (3rd) Business Day following the satisfaction or waiver by the appropriate Party of all the conditions contained in Section 4, or on such other date (no later than the Outside Date) as may be agreed to by the Parties hereto (the date on which the Closing occurs, hereinafter the “Closing Date”).

3.2     Sellers’ Deliveries to Purchaser at Closing.     On the Closing Date, Sellers shall make the following deliveries to or for the benefit of Purchaser:

(a)     one or more Assignments and Assumptions of Restaurant Leases, substantially in the form attached as Exhibit A hereto, duly executed by Sellers, with respect to the Restaurant Leases (the “Assignments of Restaurant Leases”);

(b)     an Assignment and Assumption of Contracts, substantially in the form attached as Exhibit B hereto, duly executed by Sellers, pursuant to which Sellers’ interest in all Purchased Contracts (other than any Restaurant Leases) shall be assigned to Purchaser (the “Assignment of Other Contracts”);

(c)     an Assignment of Intangible Property Assets, duly executed by Sellers, substantially in the form attached as Exhibit C hereto, pursuant to which Sellers’ interest in all the Intangible Property Assets shall be assigned to Purchaser (the “Assignment of Intangible Property Assets”);

(d)     a Bill of Sale and Assignment, substantially in the form attached as Exhibit D hereto, duly executed by Sellers, pursuant to which Sellers’ interest in any Purchased Assets not otherwise assigned at the Closing shall be assigned to Purchaser (the “Bill of Sale”);

(e)     the duly executed Management Agreement, which shall address any interim arrangements necessary pending the transfer of liquor licenses and permits to buyer and interim arrangements for the transition of computerized books and records, the form and substance of which shall be agreed to by the Parties, in good faith, and attached as Exhibit E no later than the first hearing set to consider entry of the Procedures Order;

(f)     certificates of title, duly executed by Sellers, required to convey ownership of any motor vehicles or similar equipment included within the Purchased Assets;

(g)     the certificate contemplated by Section 4.1(a), duly-executed by Sellers;

(h)     appropriate evidence of all necessary Entity action by Sellers in connection with the Contemplated Transactions, including, without limitation: (i) certified copies of resolutions duly adopted by Sellers’ Board of Directors (or other governing body, as appropriate) approving the Contemplated Transactions and authorizing the execution, delivery, and performance by Sellers of this Agreement; and (ii) a certificate as to the incumbency of those officers of Sellers executing this Agreement and any instrument or other document delivered in connection with the Contemplated Transactions; and

(i)     any such other documents, funds or other things reasonably requested by Purchaser or contemplated by this Agreement to be delivered by Sellers to Purchaser at the Closing.

3.3     Purchaser’s Deliveries to Sellers at Closing.     On the Closing Date, Purchaser shall undertake the following to or for the benefit of Sellers:

(a)     pay, by wire transfer of Good Funds, and in addition to the Purchase Price, all Cure Costs to the parties to whom and pursuant to the terms by which the Bankruptcy Court directs such payments to be made under the Sale Order;

(b)     instruct the Escrow Holder in writing to release to Sellers, by wire transfer of Good Funds, the Deposit as a credit against the Purchase Price;

(c)     pay to Sellers, by wire transfer of Good Funds, an amount equal to the Purchase Price, less the funds to be released pursuant to Section 3.3(b) above (the “Cash Purchase Price”);

(d)     deliver the certificate contemplated by Section 4.1(a), duly executed by Purchaser;

(e)     deliver a counterpart of the Assignments of Restaurant Leases, duly executed by Purchaser;

(f)     deliver a counterpart of the Assignment of Other Contracts, duly executed by Purchaser;

(g)     deliver a counterpart of the Assignment of Intangible Property Assets;

(h)     deliver a counterpart of the Management Agreement;

(i)     deliver an Assumption of Liabilities with respect to the Assumed Liabilities, substantially in the form attached as Exhibit F hereto, duly executed by Purchaser (the “Assumption of Liabilities”);

(j)     deliver any certificates of title required to convey ownership of any motor vehicles or similar equipment owned by Sellers to Purchaser, if acknowledgement or endorsement thereof is required by Purchaser;

(k)     deliver appropriate evidence of all necessary Entity action by Purchaser in connection with the Contemplated Transactions, including, without limitation: (i) certified copies of resolutions duly adopted by Purchaser’s Board of Directors approving the Contemplated Transactions and authorizing the execution, delivery, and performance by Purchaser of this Agreement; and (ii) a certificate as to the incumbency of those officers of Purchaser executing this Agreement and any instrument or other document delivered in connection with the Contemplated Transactions; and

(l)     deliver any such other documents, funds or other things reasonably requested by Sellers or contemplated by this Agreement to be delivered by Purchaser to Sellers at the Closing.

3.4     Sales, Use and Other Taxes.     Any and all sales, purchase, transfer, stamp, documentary stamp, use or similar taxes under the laws of the states in which any portion of the Purchased Assets is located, or any subdivision of any such state, or under any federal law or the laws or regulations of any federal agency or authority, which may be payable by reason of the sale or transfer of the Purchased Assets under this Agreement or the Contemplated Transactions (collectively, the “Transfer Taxes”) shall be in addition to the Purchase Price and borne and paid by Purchaser.

3.5     Possession and Risk of Loss.     Right to possession of the Purchased Assets shall transfer to Purchaser on the Closing Date. Sellers shall transfer and deliver to Purchaser on the Closing Date such keys, locks and safe combinations and other similar items as Purchaser may reasonably require to obtain occupation and control of the Purchased Assets, and shall also make available to Purchaser at their then-existing locations the originals of all documents in Sellers’ possession that are required to be transferred to Purchaser by this Agreement. The risk of loss of, or damage or destruction to, any of the Acquired Restaurants to be conveyed to Purchaser under this Agreement shall be borne by Sellers until Closing.

3.6     Closing Date.     All actions to be taken on the Closing pursuant to this Agreement shall be deemed to have occurred simultaneously, and no act, document or transaction shall be deemed to have been taken, delivered or effected until all such actions, documents and transactions have been taken, delivered or effected. Unless provided otherwise herein or agreed otherwise in writing by the Parties, documents delivered at the Closing shall be dated as of the Closing Date.

4.	Conditions Precedent to Closing.

4.1     Conditions to Sellers’ Obligations.     Sellers’ obligation to make the deliveries required of Sellers at the Closing Date and otherwise consummate the Contemplated Transactions shall be subject to the satisfaction of each of the following conditions (unless such condition is waived by Sellers):

(a)     All of the representations and warranties of Purchaser contained herein shall continue to be true and correct at the Closing in all material respects, and Purchaser shall have substantially performed or tendered performance of each material covenant on Purchaser’s part to be performed which, by its terms, is required to be performed at or before the Closing, and Sellers shall have received a certificate by an officer of Purchaser, dated as of the Closing Date, to such effect and to the effect that each of the conditions precedent to Closing set forth in Section 4.2 either have been satisfied or have been waived by Purchaser.

(b)     Purchaser shall have tendered delivery of all items required to be delivered by Purchaser under Section 3.3.

(c)     No action, suit or other proceedings that is not stayed by the Bankruptcy Court shall be pending before any Governmental Body seeking or threatening to restrain or prohibit the consummation of the Contemplated Transactions, or seeking to obtain substantial damages in respect thereof, or involving a Claim that consummation thereof would result in the violation of any Legal Requirement of any Governmental Body having appropriate jurisdiction.

(d)     The Bankruptcy Court shall have entered the Procedures Order and the Sale Order, both in accordance with Section 9 below, and the Sale Order shall not have been reversed or stayed as of the Closing Date.

4.2     Conditions to Purchaser’s Obligations. Purchaser’s obligation to make the deliveries required of Purchaser at the Closing and otherwise consummate the Contemplated Transactions shall be subject to the satisfaction of each of the following conditions (unless such condition is waived by Purchaser):

(a)     All of the representations and warranties of Sellers contained herein shall continue to be true and correct at the Closing in all material respects, and Sellers shall have substantially performed or tendered performance of each and every covenant on Sellers’ part to be performed which, by its terms, is required to be performed at or before the Closing (provided, however, that Sellers shall have performed in all respects its covenants hereunder to sell, assign, transfer, convey and deliver to Purchaser all of Sellers’ right, title and interest in and to all Purchased Assets, free and clear of all Encumbrances), and Purchaser shall have received a certificate by officers of Sellers, dated as of the Closing Date, to such effect and to the effect that each of the conditions precedent to Closing set forth in Section 4.1 either have been satisfied or have been waived by Sellers.

(b)     Sellers shall have tendered delivery of all items required to be delivered by Sellers under Sections 3.2 and 3.5.

(c)     No action, suit or other proceedings that is not stayed by the Bankruptcy Court shall be pending before any Governmental Body seeking or threatening to restrain or prohibit the consummation of the Contemplated Transactions, or seeking to obtain substantial damages in respect thereof, or involving a claim that consummation thereof would result in the violation of any Legal Requirement of any Governmental Body having appropriate jurisdiction.

(d)     The Bankruptcy Court shall have entered the Procedures Order and the Sale Order, both in accordance with Section 9 below, and the Sale Order shall not have been reversed or stayed as of the Closing Date.

5.	Sellers’ Representations and Warranties.

Each of Sellers (as to itself) hereby makes the following representations and warranties to Purchaser:

5.1     Organization. Each of Sellers is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or other formation. Each of Sellers is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where qualification is required. Each of Sellers has all requisite Entity power and authority to own, lease and, subject to the provisions of the Bankruptcy Code applicable to debtors in possession, to operate its properties, carry on the Business as now being conducted, and to enter into this Agreement and to consummate the Contemplated Transactions.

5.2     Validity and Enforceability.     The execution, delivery and performance of this Agreement by each of Sellers, and the consummation by each of Sellers of the Contemplated Transactions, have been duly authorized by all requisite corporate action. Subject to the entry and effectiveness of the Sale Order, this Agreement has been duly and validly executed and delivered by each of Sellers and (assuming this Agreement constitutes a valid and binding agreement of Purchaser) constitutes a valid and binding agreement of each of Sellers, enforceable against each of Sellers in accordance with its terms, except as to the effect, if any, of the Standard Exceptions to Enforceability.

5.3     No Conflict.     Subject to the entry of the Sale Order, neither the execution, delivery or performance of this Agreement by any of Sellers, nor the consummation by any of Sellers of the Contemplated Transactions, nor compliance by any Sellers with any of the provisions hereof, (a) conflict with or result in any breach of the articles of incorporation or bylaws of Sellers, (b) conflict with, result in a violation or breach of, or constitute (with or without notice or lapse of time) a default (or give rise to any right of termination, modification, cancellation, vesting, payment, exercise, acceleration, suspension or revocation) under, any of the terms, conditions or provisions of, any note, bond, mortgage, deed of trust, security interest, or Contract to which any of Sellers is a party or by which any of Sellers’ properties or assets may be bound or affected, (c) violate any Legal Requirement applicable to Sellers or to Sellers’ properties or assets, (d) result in the creation or imposition of any Encumbrance on any asset of Sellers, or (e) cause the suspension or revocation of any Business Permits.

5.4     Litigation.     Except for the contemplated Chapter 11 Cases to be filed pursuant to this Agreement, there is no material legal proceeding of any type or kind (whether governmental, quasi-governmental, judicial or in an alternative dispute resolution forum) pending that, once the Sale Order is given effect, will result in any Liability on Purchaser or, to Sellers’ Knowledge, threatened against or affecting any of Sellers that would likely result in the imposition of any Liability on Purchaser or in respect of the Purchased Assets, nor is there any material judgment or Order of any Governmental Body outstanding against Sellers.

5.5     Broker’s or Finder’s Fees.     No agent, broker or Person acting on behalf of any of Sellers is, or will be, entitled to any commission or broker’s or finder’s fees from Purchaser in connection with the Contemplated Transactions; provided, however, the Seller’s investment banker, [Piper Jaffray], shall seek the Bankruptcy Court’s approval to receive a transaction fee in accordance with the terms of its retention application.

5.6     Title to Assets; Sufficiency of Assets. To Sellers’ Knowledge, Sellers have good and marketable title to, a valid license to or a valid leasehold interest in the Purchased Assets. To Sellers’ Knowledge, except for the Excluded Assets, the Purchased Assets and all Contracts identified by Seller (whether or not Purchased Contracts) constitute all of the assets used or necessary for the operation of the Acquired Restaurants as presently conducted.

6.	Purchaser’s Warranties and Representations.

In addition to the representations and warranties contained elsewhere in this Agreement, Purchaser hereby makes the following representations and warranties to Sellers as of the Closing Date:

6.1     Organization.     Purchaser is a corporation duly formed, validly existing and in good standing under the laws of Nevada. Purchaser has all requisite corporate power and authority to own, lease and operate its properties, execute and deliver this Agreement, and to perform its obligations hereunder and consummate the Contemplated Transactions.

6.2     Validity and Enforceability.     This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser enforceable against it in accordance with its terms, except as may be limited by the Standard Exceptions to Enforceability.

6.3     No Conflict.     The execution, delivery and performance of this Agreement by Purchaser, and the consummation by Purchaser of the Contemplated Transactions, have been duly and validly authorized. The execution and delivery of this Agreement, the consummation of the Contemplated Transactions, and the performance of, fulfillment of and compliance with the terms and conditions hereof by Purchaser, do not and will not (a) conflict with or result in a breach of the articles of incorporation or bylaws of Purchaser, (b) violate any Legal Requirement, or (c) violate or conflict with or constitute a default under any agreement, instrument or writing of any nature to which Purchaser is a party or by which Purchaser or its assets or properties may be bound.

6.4     Financial Resources.     The Purchaser has the financial resources necessary to consummate the Contemplated Transactions upon the terms and conditions set forth in this Agreement, and such financial resources are not subject to any constraints, conditions or contingencies that could in any way materially affect the Purchaser’s ability to consummate the Contemplated Transactions or perform hereunder.

6.5     Broker’s or Finder’s Fees.     No agent, broker or Person acting on behalf of Purchaser is, or will be, entitled to any commission or broker’s or finder’s fees from Sellers in connection with the Contemplated Transactions.

7.	“AS IS” Transaction.

Purchaser hereby acknowledges and agrees that, except only as provided in Section 5 above, Sellers make no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Purchased Assets (including, without limitation, income to be derived or expenses to be incurred in connection with the Purchased Assets, the physical condition of any tangible Purchased Assets, the environmental condition or other matter relating to the physical condition of any real property or improvements which are the subject of any Restaurant Lease, the zoning of any real property or improvements which are the subject of any Restaurant Lease, the value of the Purchased Assets (or any portion thereof), the transferability of the Purchased Assets or any portion thereof, the terms, amount, validity, collectability or enforceability of the Receivables or any Assumed Liabilities or Sellers’ Contract, the merchantability or fitness of the Furniture and Equipment, the Inventory or any other portion of the Purchased Assets for any particular purpose, or any other matter or thing relating to the Purchased Assets or any portion thereof). Without in any way limiting the foregoing, Sellers hereby disclaim any warranty (express or implied) of merchantability or fitness for any particular purpose as to any portion of the Purchased Assets. Purchaser further acknowledges that Purchaser has conducted an independent inspection and investigation of the physical condition of all portions of the Purchased Assets and all such other matters relating to or affecting or comprising the Purchased Assets and/or the Assumed Liabilities as Purchaser deemed necessary or appropriate and that in proceeding with the Contemplated Transactions, Purchaser is doing so based solely upon such independent inspections and investigations. Accordingly, Purchaser will accept the Purchased Assets at the Closing “AS IS,” “WHERE IS,” and “WITH ALL FAULTS.”

8.	Covenants

8.1     Liquor License Approvals. Sellers shall reasonably cooperate with Purchaser in connection with Purchaser’s filings with any Governmental Body or third party with respect to any of the Liquor Licenses and obtaining the necessary consents and approvals pertaining to transfer and/or issuance of the Liquor Licenses to Purchaser (“Liquor License Approvals”), including by entering into the Management Agreement.

8.2     Adequate Assurance Regarding Purchased Contracts. With respect to each Purchased Contract set forth on Schedule 1.1(f), Purchaser shall provide adequate assurance of the future performance of such Purchased Contract by Purchaser as required by Sections 365(b)(1)(C) and/or 365(f)(2)(B) of the Bankruptcy Code, as applicable, and Purchaser shall bear all risk associated with any failure by Purchaser to make such showing to the Bankruptcy Court’s satisfaction.

8.3     Personally Identifiable Information. Purchaser shall honor and observe any and all written policies of Sellers in effect on the Petition Date prohibiting the transfer of personally identifiable information about individuals and otherwise comply with the requirements of Section 363(b)(1)(A) of the Bankruptcy Code.

9.	Bankruptcy Court Approvals.

9.1     Promptly following the Effective Date (and in no event later than five (5) days thereafter), Sellers shall make a motion (the “Sale Motion”) for an order by the Bankruptcy Court, substantially in the form attached hereto as Exhibit G, approving the sale of the Purchased Assets to Purchaser and the assumption and assignment of the Purchased Contracts to Purchaser on the terms and conditions set forth in this Agreement (the “Sale Order”) and shall use commercially reasonable efforts to obtain the Sale Order. Any material changes to the form of the Sale Order must be approved by Purchaser and Sellers in their respective sole discretion. If requested by Sellers or the Bankruptcy Court, Purchaser shall provide adequate assurance of future performance (satisfactory to the Bankruptcy Court) to the counterparties to Sellers’ Contracts.

9.2     As part of the Sale Motion (or pursuant to a separate motion in Sellers’ sole discretion), Sellers shall also request and use commercially reasonable efforts to obtain from the Bankruptcy Court an order (the “Procedures Order”) in the form and content attached as Exhibit H.

10.     Commercially Reasonable Efforts.     Subject to the terms and conditions of this Agreement:

10.1     During the period between the Effective Date and Closing, Sellers and Purchaser shall (a) use their commercially reasonable efforts (i) to cause the conditions in Section 4 to be satisfied, (ii) to deliver or cause to be delivered at the Closing the items to be delivered by Sellers and Purchaser pursuant to Section 3.2 and Section 3.3, respectively, and (iii) to take all other actions to consummate the Contemplated Transactions, and (b) not take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any authorizations, Consents, or Orders to be sought pursuant to this Agreement.

10.2     From and after the Closing, Sellers and Purchaser shall use commercially reasonable efforts to deliver or cause to be delivered such additional documents and other papers and to take or cause to be taken such further actions as may be necessary, proper or advisable to make effective the Contemplated Transactions and to carry out the provisions hereof; provided that nothing herein shall require Sellers to execute any document or take any action that would (i) impose or involve obligations or Liabilities on Sellers over and above those imposed on Sellers by the other provisions of this Agreement, (ii) involve any cost or expense (individually or in the aggregate) that is material in amount, or (iii) include joining or otherwise becoming a party to any action or proceeding of any kind.

10.3     From and after the Closing, Purchaser and Sellers shall reasonably cooperate in the transition of the Purchased Assets from Sellers to Purchaser, provided that neither Party shall be required to expend other than nominal unreimbursed costs in providing such cooperation.

10.4     Within fifteen (15) days after the Closing Date, Sellers shall use commercially reasonable efforts to take such corporate and other actions necessary to change their company names to ones that are not similar to, or confusing with, their current names, including any necessary filings required by the law of the state of their respective organization, and shall promptly thereafter provide Purchaser with written evidence of such name changes. Sellers shall also file a motion with the Bankruptcy Court to change the captions of the Chapter 11 Cases to reflect such name changes.

11.	Conduct Pending Closing.

11.1     Except with the prior written consent of Purchaser, as otherwise contemplated or permitted by this Agreement or as required by the Bankruptcy Code, from the Effective Date until the Closing Date, Sellers shall operate the Acquired Restaurants in the ordinary course of business (i.e., as such Acquired Restaurants have been operated during the immediately preceding 6-month period, comply with all Legal Requirements applicable to the operation of the Acquired Restaurants and preserve its present business organization intact (in each of the foregoing cases, taking into account Sellers’ status as debtors-in-possession).

11.2     Sellers shall promptly inform Purchaser in writing of the occurrence or non-occurrence of any event that, to Sellers’ Knowledge, would cause any condition set forth in Section 4.2 not to be satisfied or the breach of any covenant hereunder by Sellers.

11.3     Each Party agrees that it will not make any public announcement or issue any press release or respond to any press inquiry with respect to this Agreement or the Contemplated Transactions without the prior approval of the other Party (which approval will not be unreasonably withheld), except as may be required (i) by any applicable Legal Requirement, or (ii) to administer the Chapter 11 Cases.

12.	Break Up Fee.

12.1     Sellers agree and acknowledge that Purchaser’s negotiation and execution of this Agreement has required a substantial investment of management time and a significant commitment of resources by Purchaser, and that the negotiation and execution of this Agreement have provided value to Sellers. Therefore, on the terms and expressly subject to the conditions precedent set forth in this Section 12 and the Procedures Order, and as Purchaser’s sole and exclusive remedy, Sellers shall pay or cause Purchaser to be paid cash in an amount equal to One Million and 00/100 Dollars as a break-up fee (the “Break-Up Fee”). This provision shall not be construed as a penalty, but as a bona fide attempt to establish an agreed upon measure of damages which Purchasers will suffer as a result of such termination of this Agreement

12.2     Sellers’ payment obligations under Section 12.1 with respect to the Break-Up Fee shall be payable to Purchaser as and when provided in the Procedures Order and expressly subject to the conditions precedent set forth in the Procedures Order. As provided in the Procedures Order, the Break-Up Fee shall be paid from and out of (and only from and out of) the proceeds of an Alternative Transaction occurring within 180 days following the termination of the Contemplated Transactions.

12.4     Sellers’ obligation to pay and Purchaser’s right to receive the Break-Up Fee in accordance with the terms and conditions of the Procedures Order shall survive the termination of this Agreement.

12.5     As used in this Agreement, the term “Alternative Transaction” means any agreement or transaction involving the sale (in a single transaction or a series of transactions) of all or substantially all of the Purchased Assets, or the issuance or sale (in a single transaction or a series of transactions) of all or substantially all of the equity interests of Sellers or any of their successors to any Person other than Purchaser or a designee of Purchaser.

13.	Employee Matters.

13.1     As of the Closing Date, Purchaser shall have the right, but not the obligation, to employ or engage as contractors any or all of the employees of Sellers whose job function primarily relates to the Business (“Business Employees”) as Purchaser determines. Any Business Employees actually employed by Purchaser are referred to herein as “Transferred Employees.” The terms of employment offered to any Business Employees shall be determined by Purchaser in its sole discretion and shall be contingent upon the issuance of the Sale Order by the Bankruptcy Court. Purchaser shall deliver a list of the Business Employees it intends to hire no later than 10 days prior to the Closing Date. As of the Closing, the employment of all of the Transferred Employees shall be terminated by Sellers; provided, however, Sellers shall be permitted to retain such employees as they deem reasonably necessary to administer or otherwise wind-down the Chapter 11 Cases.

13.2     Subject to Buyer’s obligations under Section 2.3(g), Sellers will pay, in the ordinary course of business payroll practices, all obligations owed to the Transferred Employees through the day prior to the Closing Date for salary, wage, bonus, paid time off, benefits, overtime, Taxes, and other compensation or other amounts payable to or with respect to Transferred Employees. Sellers will be solely liable for all workers’ compensation claims made by any of the Transferred Employees based on events or circumstances first occurring before the Closing Date.

13.3     Beginning at 12:01 a.m. on the Closing Date, Purchaser will provide employee benefit coverage for all Transferred Employees under new or existing plans sponsored by Purchaser. Purchaser will provide credit under its new or existing plans for all Transferred Employees’ compensated time-off that is due from Sellers as of the Closing Date. Sellers will pay all other restaurant level Business Employees that are not Transferred Employees the amount of their compensated time-off that is due from Sellers as of the Closing Date, and Purchaser will reimburse Sellers for such amounts on the Closing Date. Except for such compensated time-off, Sellers will remain solely liable, and Purchaser will not assume or otherwise have any Liabilities for, any contributions or benefits due with respect to any period prior to the Closing Date under any of Sellers’ employee benefit plans.

13.4     Sellers shall retain the Liability for vacation time, sick leave, personal leave and other compensated time off accrued as of the Closing by Business Employees who are neither Transferred Employees nor restaurant level Business Employees ( the obligations to whom are being expressly assumed by Buyer pursuant to Section 2.3(g)).

13.5     INTENTIONALLY OMITTED

13.6     Sellers shall be solely liable for complying with the WARN Act and any and all comparable state law obligations (and for any failures to so comply); provided, however, that Purchaser shall be solely responsible for all Liabilities relating to or arising in connection with any actual, constructive or deemed termination of employment by Purchaser of any Transferred Employee after the Closing Date.

14.	Termination.

14.1     Termination by Mutual Consent.     This Agreement may be terminated at any time prior to the Closing Date by mutual written agreement of the Parties.

14.2     Termination by Either Purchaser or Sellers.     This Agreement may be terminated at any time prior to the Closing Date by either Purchaser or Sellers if any Governmental Body shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Contemplated Transactions and either (i) thirty (30) days shall have elapsed from the issuance of such Order and such Order has not been removed or vacated, or (ii) such Order shall have become final and non-appealable.

14.3     Termination by Sellers. This Agreement may be terminated at any time prior to the Closing Date by Sellers as follows:

(a)     if there has been a material breach by Purchaser, which breach Purchaser has failed to cure within ten (10) days following its receipt of written notice thereof from Sellers;

(b)     if any condition precedent of Sellers specified in Section 4.1 shall not have been satisfied or waived and shall have become impossible to satisfy, unless the failure of such condition to have been satisfied was caused primarily by a material breach by Sellers;

(c)     if the Procedures Order is not entered by the Bankruptcy Court by May 31, 2019;

(d)     if the Sale Order is not entered by the Bankruptcy Court by July 26, 2019; or

(e)     if the Closing Date shall not have occurred on or before 5:00 p.m. Pacific time on the Outside Date, but only to the extent the Closing has not occurred as of the Outside Date for reasons other than Sellers’ failure to meet its obligations hereunder, including without limitation using all diligent and commercially reasonable efforts to obtain approval of the Sale Order by the dates set forth herein.

14.4     Termination by Purchaser. This Agreement may be terminated at any time prior to the Closing Date by Purchaser as follows:

(a)     [Intentionally omitted];

(b)     if the Procedures Order is not entered by the Bankruptcy Court by May 31, 2018;

(c)     if the Sale Order is not entered by the Bankruptcy Court by July 26, 2019;

(d)     if there has been a material breach by a Seller, which breach such Seller has failed to cure within ten (10) days following its receipt of written notice thereof from Purchaser;

(e)     if any condition precedent of Purchaser specified in Section 4.2 shall not have been satisfied or waived or, in the reasonable judgment of Purchaser, shall have become reasonably unlikely to be satisfied, unless the failure of such condition to have been satisfied was caused primarily by a material breach by Purchaser;

(f)     if the Bankruptcy Court enters any Order approving any Alternative Transaction or confirming any Chapter 11 Plan involving any Alternative Transaction;

(g)     if the Closing Date shall not have occurred on or before 5:00 p.m. Pacific time on the Outside Date, but only to the extent the Closing has not occurred as of the Outside Date for reasons other than Purchaser’s failure to meet its obligations hereunder;

(h)     if the Chapter 11 Case shall be dismissed or converted to cases under Chapter 7 of the Bankruptcy Code, or if any trustee is appointed in the Chapter 11 Case; or

(i)     if for any reason (other than Purchaser’s failure to provide adequate assurance of future performance sufficient to satisfy the relevant requirements of Section 365 of the Bankruptcy Code or applicable nonbankruptcy law and Section 365(c)(1) prohibits assignment without the counterparty’s consent) Sellers are unable, or fail, to assume and assign to Purchaser at the Closing all Purchased Contracts.

14.5     Effect of Termination. In the event of termination by either Sellers or Purchaser of this Agreement pursuant to this Section 14, written notice thereof shall as promptly as practicable be given to the other Parties and thereupon this Agreement shall terminate and the Contemplated Transactions shall be abandoned without further action by the Parties hereto. Upon termination of this Agreement, (a) except as otherwise provided in this Agreement, this Agreement shall cease to have any force or effect, (b) the Parties shall not have any liability to each other, except for fraud occurring on or before the date of such termination; provided, however, that if this Agreement is terminated by reason of (i) any material breach hereof by the non-terminating Party or (ii) any material non-compliance by the non-terminating Party with its obligations under this Agreement, which non-compliance shall have been the cause of the failure of one or more of the conditions to the terminating Party’s obligations to effect the Contemplated Transactions to have been satisfied, the terminating Party’s right to pursue any available remedies at law will survive such termination unimpaired, and (c) the Parties under this Agreement shall cease to have any further obligations under this Agreement except pursuant to Sections 2.2, 12, 14.5, 16.1 through 16.9, and 16.11 through 16.19 (as such obligations are affected by any defined terms contained herein relating thereto), and (d) all filings, applications and other submissions made pursuant to the Contemplated Transactions shall, to the extent practicable, be withdrawn from the Governmental Body or Person to which made.

14.6     Notification of Certain Events. Sellers shall give written notice to Purchaser promptly upon becoming aware of any occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused or could reasonably be expected to cause any condition to the obligations of Purchaser to effect the Contemplated Transactions not to be satisfied. If Sellers give Purchaser a written notice pursuant to this Section 14.6 then Purchaser shall be permitted to terminate this Agreement pursuant to Section 14.4.

15.	Post-Closing Matters.

15.1     Further Conveyances and Assumptions.

(a)     From time to time following the Closing, Sellers shall make available to Purchaser such data in personnel records of Transferred Employees as is reasonably necessary for Purchaser to transition such employees into Purchaser’s records.

(b)     From time to time following the Closing, Sellers and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquaintances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and to assure fully to each of Sellers and its successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement, and to otherwise make effective the Contemplated Transactions. For the avoidance of all doubt, nothing herein shall require Sellers to execute any document or take any action that would (i) impose or involve obligations or Liabilities on Sellers over and above those imposed on Sellers by the other provisions of this Agreement, (ii) involve any cost or expense (individually or in the aggregate) that is material in amount, or (iii) include joining or otherwise becoming a party to any action or proceeding of any kind.

15.2     Reasonable Access to Records and Certain Personnel. For a period of one (1) year following the Closing, (i) the Purchaser shall permit Sellers’ counsel and other professionals and counsel for any successor to Sellers and their respective professionals (collectively, “Permitted Access Parties”) reasonable access to the financial and other books and records relating to the Purchased Assets or the Business, which access shall include the right of such Permitted Access Parties to copy, at such Permitted Access Parties’ expense, such documents and records as they may request in furtherance of the purposes described above, and (ii) Purchaser shall provide the Permitted Access Parties (at no cost to the Permitted Access Parties) with reasonable access during regular business hours to complete their post-Closing activities (including, without limitation, preparation of Tax Returns), provided that such access does not unreasonably interfere with the Purchaser’s business operations.

16.	Miscellaneous.

16.1     Attorneys’ Fees. In the event that any Party hereto brings an action or other proceeding to enforce or interpret the terms and provisions of this Agreement, each Party in that action or proceeding shall bear its own attorneys’ fees, costs and expenses (including, without limitation, all court costs and reasonable attorneys’ fees).

16.2     Notices. Unless otherwise provided herein, any notice, tender, or delivery to be given hereunder by any Party to the others shall be deemed effected upon personal delivery in writing, one Business Day after being dispatched by reputable overnight courier (e.g., FedEx), postage prepaid, or in the case of delivery by facsimile, as of the date of facsimile transmission (with answer back confirmation of such transmission), or in the case of delivery by email, as of the date of the email transmission (with read-receipt enabled). Notices shall be addressed as set forth below, but each Party may change its address by written notice in accordance with this Section 16.2.

To Seller(s):      Kona Grill, Inc.

15059 North Scottsdale Road, Suite 300

Scottsdale

AZ 85254

Facsimile: (844) 272 6842

Attn: Christopher Wells, CRO

Email: CWells@alvarezandmarsal.com

With a copy to (which shall not constitute notice):

Pachulski Stang Ziehl & Jones LLP

150 California Street, 15th Floor

San Francisco, CA 94111

Attn:      Jeremy V. Richards and John W. Lucas

Email:     jlucas@pszjlaw.com

jrichards@pszjlaw.com

Facsimile: (302) 652-4400

To Purchaser:      Williston Holding Company, Inc.

12000 Aerospace Avenue, Suite 400

Houston, TX 77034

Attn: Marcus E. Jundt, CEO

Email: jundt@willistonholdingcompany.com

With a copy to (which shall not constitute notice):

Gray, Plant, Mooty, Mooty & Bennett, P.A.

500 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Attn: Phillip W. Bohl

Email: Phillip.Bohl@gpmlaw.com

16.3     Entire Agreement.     This Agreement and the documents to be executed pursuant hereto contain the entire agreement among the Parties relating to the sale of the Acquired Restaurants. Any oral representations or modifications concerning this Agreement or any such other document shall be of no force and effect excepting a subsequent modification in writing, signed by the Party to be charged.

16.4     Modification. This Agreement may be modified, amended or supplemented only by a written instrument duly executed by all the Parties hereto which expressly indicates the intention to modify, amend or supplement this Agreement.

16.5     Severability. Should any term, provision or paragraph of this Agreement be determined to be illegal or void or of no force and effect, the balance of the Agreement shall survive.

16.6     Captions. All captions, Section titles and headings contained in this Agreement are for convenience of reference only and shall be without substantive meaning or context of any kind whatsoever and shall not be construed to limit or extend the terms or conditions of this Agreement.

16.7     Waiver. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver; provided, however, that the Consent of a Party to the Closing shall constitute a waiver by such Party of any condition precedent to Closing not satisfied as of the Closing Date.

16.8     Payment of Fees and Expenses. Except as provided in Sections 12 and 16.1 above, each Party to this Agreement shall be responsible for, and shall pay, all of its own fees and expenses, including those of its counsel, incurred in the negotiation, preparation and consummation of the Agreement and the Contemplated Transactions.

16.9     Survival. The respective representations and warranties of Purchaser and Sellers under this Agreement shall lapse and cease to be of any further force or effect effective upon the Closing. Except as provided in the immediately preceding sentence, the covenants and agreements of Sellers and Purchaser herein, or in any certificates or other documents delivered prior to or at the Closing, shall not be deemed waived or otherwise affected by the Closing.

16.10     Assignments. This Agreement shall not be assigned by Sellers or Purchaser without the prior written consent of the other(s), which consent Purchaser or Sellers may grant or withhold in their respective sole and absolute discretion; provided, however, that Purchaser may assign or otherwise transfer any or all of its rights and interests hereunder to one or more affiliates, wholly owned subsidiaries, successors by consolidation, merger or operation of law, purchasers of all or substantially all of the Purchaser’s assets or business or lenders of Purchaser as collateral (subject, in all instances to Purchaser’s obligations under Section 8.2 hereof) No assignment by any Party hereunder shall be deemed to in any way limit the assignor’s liability or obligations hereunder.

16.11     Binding Effect. This Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successors, and permitted assigns of the Parties hereto.

16.12     Applicable Law. This Agreement shall be governed by and construed in accordance with the Bankruptcy Code and to the extent not inconsistent with the Bankruptcy Code, the law of the State of Delaware applicable to contracts made and performed in such State.

16.13     Construction. In the interpretation and construction of this Agreement, the Parties acknowledge that the terms hereof reflect extensive negotiations between the Parties and that this Agreement shall not be deemed, for the purpose of construction and interpretation, drafted by either Party hereto.

16.14     CONSENT TO JURISDICTION. THE PARTIES AGREE THAT THE BANKRUPTCY COURT SHALL BE THE EXCLUSIVE FORUM FOR ENFORCEMENT OF THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS AND (ONLY FOR THE LIMITED PURPOSE OF SUCH ENFORCEMENT) SUBMIT TO THE JURISDICTION THEREOF; PROVIDED THAT IF THE BANKRUPTCY COURT DETERMINES THAT IT DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THEN EACH PARTY (A) AGREES THAT ALL SUCH ACTIONS OR PROCEEDINGS SHALL BE HEARD AND DETERMINED IN A FEDERAL COURT OF THE UNITED STATES SITTING IN THE CITY OF PHOENIX, ARIZONA, (B) IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING, (C) CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN SUCH COURTS AND WAIVES ANY OBJECTION THAT SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE VENUE OR JURISDICTION OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT, AND (D) AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 16.2 (PROVIDED THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY ARIZONA LAW).

16.15     Counterparts. This Agreement may be signed in counterparts. The Parties further agree that this Agreement may be executed by the exchange of facsimile or electronic pdf signature pages provided that by doing so the Parties agree to undertake to provide original signatures as soon thereafter as reasonable in the circumstances.

16.16     Non-Recourse. No past, present or future stockholder, director, officer, employee, or incorporator of Sellers or Purchaser shall have any liability for any obligation or Liability of Sellers or Purchaser, as the case may be, under this Agreement or for any claim, counter-claim, cause of action or demand based on, in respect of, or by reason of, the Contemplated Transactions, except for any claim against any Person based on the fraud or gross negligence of such Person in connection with any representations of Sellers or Purchaser hereunder, as the case may be.

16.17     Time is of the Essence. Time is of the essence in this Agreement, and all of the terms, covenants and conditions hereof.

16.18     Interpretation and Rules of Construction. In this Agreement, except to the extent that the context otherwise requires:

(a)     when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated;

(b)     the headings and captions used in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)     whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)     the words “hereof,” “herein” and “hereunder” and works of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)     all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)     the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)     any law defined or referred to herein or in any agreement or instrument that is referred to herein means such law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor laws;

(h)     references to a person are also to its permitted successors and assigns; and

(i)     the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

16.19     Third Party Beneficiaries. This Agreement is intended to be solely for the benefit of the Parties hereto and is not intended to confer, and shall not be deemed to confer, any benefits upon, or create any rights in or in favor of, any Person other than the Parties hereto, and their respective permitted assigns.

17.     Definitions. In addition to the other terms defined elsewhere in this Agreement, for the purposes of same, the following words and terms shall have the meaning set forth below (such meanings being equally applicable to both the singular and plural form of the terms defined). The exhibits and schedules referenced in this Section 17 and throughout the Agreement are deemed to be part of the Agreement and are incorporated herein by reference.

“Acquired Restaurant” means those restaurants which are operated at the premises leased pursuant to a Restaurant Lease.

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

“Agreement” shall have the meaning provided for in the preamble.

“Allocation Schedule” shall have the meaning provided for under Section 2.7.

“Alternative Transaction” shall have the meaning ascribed to such term in Section 12.4 above.

“Assignment of Restaurant Leases” shall have the meaning provided for under Section 3.2(b).

“Assignment of Intangible Property Assets” shall have the meaning provided for under Section 3.2(d).

“Assignment of Other Contracts” shall have the meaning provided for under Section 3.2(c).

“Assumed Liabilities” shall have the meaning provided for under Section 2.3.

“Assumption of Liabilities” shall have the meaning provided for under Section 3.3(i).

“Avoidance Action” means all preference or avoidance claims and actions of Sellers, including, without limitation, any such claims and actions arising under Sections 544, 547, 548, 549, and 550 of the Bankruptcy Code and any other affirmative Claim of Sellers against third parties, including, without limitation, any Claims arising under non-bankruptcy law.

“Bankruptcy Code” shall have the meaning provided for under Recital B.

“Bankruptcy Court” shall have the meaning provided for under Recital B.

“Bill of Sale” shall have the meaning provided for under Section 3.2(d).

“Break-Up Fee” shall have the meaning provided for under Section 12.1.

“Business” shall have the meaning provided for under Recital A.

“Business Day” means any day other than a Saturday or Sunday or a legal holiday on which banks in California are closed.

“Business Employees” shall have the meaning provided for under Section 13.1.

“Business Permit” means any business permit, license, certificate of occupancy, registration, certificate of public convenience and necessity, approval, easement, authorization or operating right issued or granted by any Governmental Body having jurisdiction over the Business.

“Cash Purchase Price” shall have the meaning provided for under Section 3.3(c).

“Chapter 11 Cases” shall have the meaning provided for under Recital B.

“Claim” means any claim, cause of action, right of recovery, right of set-off, and right of recoupment of every kind and nature including but not limited to prepayments, warranties, guarantees, refunds, reimbursements.

“Closing” shall have the meaning provided for under Section 3.1.

“Closing Date” shall have the meaning provided for under Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent, approval, authorization, affirmative vote, waiver, agreement or license by, or report or notice to, any Person.

“Contemplated Transactions” shall have the meaning provided for under Recital C.

“Contract” means any executory contract or unexpired lease within the meaning of the Bankruptcy Code.

“Copyright” means all copyrightable works, and all United States and foreign registered copyrights and applications, registrations and renewals therefor, and any past, present or future claims or causes of actions arising out of or related to any infringement or misappropriation of any of the foregoing.

“Cure Costs” means the amounts required to be paid as cure amounts under Section 365 of the Bankruptcy Code so that Sellers may sell, assume and assign the Purchased Contracts to Purchaser, as set forth on Schedule 1.3(b) hereto.

“Deposit” shall have the meaning provided for under Section 2.1(a).

“Documents” shall have the meaning provided for under Section 1.1(i).

“Domain Name” means the internet domain names owned by Sellers, and all registrations, applications and renewals related to the foregoing.

“Effective Date” shall have the meaning provided for in the preamble.

“Encumbrance” means any claim, lien, pledge, option, charge, easement, Tax assessment, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties of any sort whatsoever, whether voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Escrow” shall have the meaning provided for under Section 2.1(a).

“Escrow Holder” shall have the meaning provided for under Section 2.1(a).

“Excluded Assets” shall have the meaning provided for under Section 1.2.

“Excluded Contract” means any Sellers’ Contract that is not a Purchased Contract.

“Excluded Liability” shall have the meaning provided for under Section 2.4.

“Excluded Petty Cash” means, collectively, any petty cash of Sellers (i) on the premises of any of the Acquired Restaurants in excess of $4,000, and (ii) on any premises or at any location that is not an Acquired Restaurant.

“Furniture and Equipment” means, to the extent located at, forming part of, or used primarily in connection with an Acquired Restaurant, all fixtures and other Leasehold Improvements, counters, POS systems, hoods, washers, disposal systems, ovens, grills, friers, refrigeration units, artwork, racks, stands, displays, counters, desks, chairs, tables, dispensers, and other furniture and furnishings, hardware, vehicles, tools, small ware, and other equipment (copiers, fax machines, telephone lines and numbers, computers, printers, and other telecommunication equipment), and miscellaneous office and store supplies and other items of tangible personal property owned or used by Sellers in the conduct of the Business. As used herein, the “Furniture and Equipment” does not include any tangible property held by Sellers pursuant to a Contract where Purchaser does not assume at the Closing the underlying Contract relating to such property but, notwithstanding the foregoing, shall include those tangible assets located at Sellers’ Headquarters Premises which are described on Schedule 17 (FFE) attached hereto..

“Gift Certificates” means any gift certificates, gift cards, or food/beverage credits that are issued by Seller and required to be honored by Sellers in the ordinary course of business prior to the Closing Date.

“Good Funds” shall have the meaning provided for under Section 2.1(a).

“Governmental Body” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multinational organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Headquarters Premises” means and refers to the premises commonly known as 15059 North Scottsdale Road, Suite 300, Scottsdale, Arizona.

“Indebtedness” shall mean and include (i) all obligations for borrowed money, (ii) al obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations to pay the deferred purchase price of property or services (other than accounts payable and accrued expenses), (iv) all obligations with respect to capital leases, (v) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (vi) all non-contingent reimbursement and other payment obligations in respect of letters of credit and similar surety instruments (including construction performance bonds, but not contingent obligations in respect of letters of credit and similar surety instruments (including construction performance bonds)), and (vii) all guaranty obligations with respect to the types of obligations listed in clauses (i) through (vi) above.

“Intangible Property Assets” means any Intellectual Property Assets or Other Intangible Property Assets owned or held by Sellers. As used in this Agreement, “Intangible Property Assets” shall in all events exclude: (i) any materials containing information about employees (other than Transferred Employees), to the extent disclosure of which is prohibited under applicable law, and (ii) any software or other item of intangible property held by Sellers pursuant to a license or other Contract where Purchaser does not assume the underlying Contract relating to such software or item of intangible personal property at the Closing.

“Intellectual Property Assets” means intellectual property or other proprietary rights of Sellers of every kind throughout the world, both domestic and foreign, which, in each case, are related to the Business, including all inventions and improvements thereon, Patents, Trademarks, Trademark Rights, Copyrights, Domain Names, Technology, Recipes and trade secrets.

“Inventory” means all food, all supplies, goods, finished goods, materials, raw materials, work in process, perishable inventory and stock in trade owned by any Seller, whether or not prepaid, and wherever located, held or owned, including all fresh and frozen foodstuffs, alcoholic beverages, non-alcoholic beverages, disposable paper goods (such as napkins and paper towels), soaps and detergents, condiments, retail merchandise, replacement and spare parts and fuels and other similar items owned and held by Sellers or used in connection with the Acquired Restaurants, wherever located.

“Keen-Summit Agreement” means that certain Retention Agreement dated as of April 23, 2019, by and among Keen-Summit Capital Partners LLC and Kona Grill Inc.

“Large Party Deposit” means any cash deposit, prepayment, down-payment, or reservation fee made to Sellers in connection with a Large Party Reservation.

“Large Party Reservation” means a reservation for space, food, beverage, and associated service for any party larger than 12 people at any Acquired Restaurant made with the payment of a Large Party Deposit for a date and time after the Closing Date including, for example, a large family party or gathering, a corporate party or function, or a similar group function planned in advance.

“Leasehold Improvements” means any leasehold improvements or appurtenances to such improvements (including, without limitation, buildings, structures, storage areas, driveways, walkways, planters, landscaping and parking areas).

“Legal Requirement” means any applicable federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, proclamation, treaty, convention, rule, regulation, directive, pronouncement, requirement, notice requirement, guideline, Order, specification, determination, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of any type whatsoever, whether accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, known or unknown, asserted or unasserted, due or to become due.

“Liquor License” means all liquor licenses (including, without limitation, beer and wine licenses) held or used by a Seller in the operation of the Business.

“Liquor License Approval” shall have the meaning provided for under Section 8.1.

“Management Agreement” means the agreement substantially in the form attached as Exhibit E.

“Order” means any judgment, decision, consent decree, injunction, ruling or order of any Governmental Body that is binding on any Person or its property under applicable law.

“Other Contract” means any Sellers’ Contract other than the Restaurant Leases.

“Other Intangible Property Assets” means all intangible personal property (other than the Intellectual Property Assets) owned or held by Sellers, including, without limitation, (A) the books and records pertaining to the Business; (B) proprietary information relating to the Business, including but not limited to catalogues, customer lists and other customer data bases, correspondence with present or prospective customers and suppliers, advertising materials, software programs, and telephone numbers identified with the Business; and (C) all goodwill of the Business.

“Other Lease” means any Sellers’ Contract that is a lease other than a Restaurant Lease.

“Outside Date” means July 31, 2019.

“Parties” shall have the meaning provided for in the preamble.

“Patent” means the United States and foreign patents and patent applications owned by Sellers, including any continuations, divisionals, continuations in part, or reissues of patent applications and patents issuing thereon and any past, present or future claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing.

“Permitted Access Parties” shall have the meaning provided for under Section 15.2.

“Person” means an individual, Entity or Governmental Body.

“Petition” means the petition that commenced the Chapter 11 Cases.

“Petition Date” means the date of the filing of the Petition with the Bankruptcy Court.

“Previously Omitted Contract” shall have the meaning provided for under Section 2.6(b)(i).

“Previously Omitted Contract Designation” shall have the meaning provided for under Section 2.6(b)(i).

“Previously Omitted Contract Notice” shall have the meaning provided for under Section 2.6(b)(ii).

“Procedures Order” shall have the meaning provided for under Section 9.2.

“Purchase Price” shall have the meaning provided for under Section 2.1.

“Purchased Assets” shall have the meaning provided for under Section 1.1.

“Purchased Contract” is defined in Section 1.1(f) hereof.

“Purchaser” shall have the meaning provided for in the preamble.

“Receivables” means all accounts receivable (whether current or non-current) of the Business attributable to the operation of the Acquired Restaurants as of the Closing, even if such accounts receivable become due and payable after the Closing, and all causes of action specifically pertaining to the collection of the foregoing.

“Recipes” means all of Sellers’ recipes, methods, procedures, cooking/ preparation/mixing publications, guidelines, or standards, knowhow, ingredient lists, menus, price lists, nutritional, health, or dietary information, publications, or disclosures, and promotional or informational materials, in each case whether related to food, beverages (whether alcoholic or non-alcoholic), or otherwise (in each case, written or oral or in any other form whatsoever).

“Restaurant Lease” means any real property lease set forth on Schedule 1.1(f) by any of Sellers under which a Restaurant is the leased premises, together with all rights and interests of Sellers relating thereto, whether held directly by Sellers or indirectly through an agent or nominee (including but not limited to all security deposits, purchase options, renewal options, rights of first refusal, reconveyance rights and expansion rights, if any, fixtures, systems, equipment and items of personal property of Sellers attached or appurtenant thereto, all Leasehold Improvements thereon or forming a part thereof and all easements, licenses, rights and appurtenances thereto and associated with such Restaurant Lease).

“Restaurant Petty Cash” shall mean petty cash of Sellers on the premises of any Acquired Restaurant, other than Excluded Petty Cash.

“Sale Hearing” means the hearing conducted by the Bankruptcy Court to approve the Contemplated Transactions.

“Sale Motion” shall have the meaning provided for under Section 9.1.

“Sale Order” shall have the meaning provided for under Section 9.1.

“Sellers” shall have the meaning provided for in the preamble.

“Sellers’ Contract” means any Contract (a) to which any of Sellers is a party or by which any of Sellers is bound and (b) that is related to the Business.

“Sellers’ Knowledge” means the actual knowledge of any of the Chief Executive Officer and Chief Restructuring Officer, and such knowledge as would be obtained following the exercise of reasonable inquiry by such Persons.

“Standard Exceptions to Enforceability” means any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles (regardless of whether considered in a proceeding at law or in equity).

“Subsidiary” means, with respect to any Person, (a) any corporation of which at least 50% of the securities or interests having, by their terms, ordinary voting power to elect members of the board of directors, or other persons performing similar functions with respect to such corporation, is held, directly or indirectly by such Person and (b) any partnership or limited liability company of which (i) such Person is a general partner or managing member or (ii) such Person possesses a 50% or greater interest in the total capitalization or total income of such partnership or limited liability company.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, transfer pricing report or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, know how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology.

“Trademarks” means all trademark registrations and applications for trademark registration owned by Sellers, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, and any past, present or future claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing.

“Trademark Rights” means all common law rights in the United States and any foreign jurisdiction in any trade names, corporate names, logos, slogans, designs, trade dress, and unregistered trademarks and service marks owned by Sellers, together with all translations, adaptations, derivations and combinations thereof, and the goodwill associated with any of the foregoing.

“Transfer Taxes” shall have the meaning provided for under Section 3.4.

“Transferred Employee” shall have the meaning provided for under Section 13.1.

“Utilities” shall have the meaning provided for under Section 2.88.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act, and the rules and regulations promulgated thereunder, or any formulation of similar rights arising under applicable state law.

[Signature Pages Follow;
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Purchaser and Sellers have executed this Agreement as of the day and year first above written.

PURCHASER:

Williston Holding Company, Inc., a Nevada corporation

By:     /s/ Marcus E. Jundt

Name: Marcus E. Jundt

Its:      CEO

SELLERS:

Kona Grill, Inc., a Delaware corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

Kona Restaurant Holdings, Inc., a Delaware corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

Kona Sushi, Inc., an Arizona corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

Kona Macadamia, Inc., a Delaware corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

[SIGNATURES CONTINUED ON NEXT PAGE]

Kona Texas Restaurants, Inc., a Texas corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

Kona Baltimore, Inc., a Delaware corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

Kona Grill International Holdings, Inc., a Delaware corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

Kona Grill International, Inc., an Arizona corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer

Kona Grill Puerto Rico, Inc., an Arizona corporation

By:     /s/ Christopher Wells

Name: Christopher Wells

Its:      Chief Restructuring Officer